Exhibit 99.3

WIPRO LIMITED

CONSOLIDATED STATUTORILYAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Year ended
		June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	123,706	121,714	112,455	473,180
	b) Other operating income	-	-	-	-
	Total income from operations (net)	123,706	121,714	112,455	473,180
2	Expenses
	a) Cost of materials consumed	1	-	19	34
	b) Purchase of stock-in-trade	7,251	8,457	6,552	29,802
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	97	(508)	(78)	(2,588)
	d) Employee compensation	59,007	56,827	53,889	224,838
	e) Depreciation and amortisation expense	3,367	3,267	2,834	12,823
	f) Sub contracting/technical fees/third party application	14,541	13,379	11,679	52,247
	g) Other expenditure	15,420	15,736	13,789	60,601
	Total expense	99,684	97,158	88,684	377,757
3	Profit from operations before other income, finance costs and exceptional items (1-2)	24,022	24,556	23,771	95,423
4	Other Income	5,242	5,476	4,239	19,859
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	29,264	30,032	28,010	115,282
6	Finance Cost	1,286	912	888	3,599
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	27,978	29,120	27,122	111,683
8	Exceptional items	-	-	-	-
9	Profit from ordinary activities before tax (7+8)	27,978	29,120	27,122	111,683
10	Tax expense	5,945	6,255	5,942	24,624
11	Net profit from ordinary activities after tax (9-10)	22,033	22,865	21,180	87,059
12	Extraordinary items (net of tax expense)	-	-	-	-
13	Net profit for the period (11+12)	22,033	22,865	21,180	87,059
14	Share in earnings of associates	-	-	-	-
15	Minority interest	(156)	(145)	(148)	(531)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	21,877	22,720	21,032	86,528
17	Paid up equity share capital (Face value 2 per share)	4,938	4,937	4,934	4,937
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year				403,045
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )	8.91	9.25	8.57	35.25
	Diluted (in )	8.89	9.21	8.54	35.13
	After extraordinary items
	Basic (in )	8.91	9.25	8.57	35.25
	Diluted (in )	8.89	9.21	8.54	35.13
20	Public shareholding (1)
	Number of shares	608,937,579	608,633,451	607,403,337	608,633,451
	Percentage of holding (as a % of total public shareholding)	25.15%	25.14%	25.11%	25.14%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	-Number of shares	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil
	b) Non-encumbered
	-Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%
	-Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding)	74.85%	74.86%	74.89%	74.86%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

(2)	Includes 440,557,453 (March 31, 2015: 440,557,453; June 30, 2014: 440,557,453 ) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period April 1, 2015 to June 30, 2015
Sl No.	Nature of the complaint	Nature	Unresolved as at 01.04.2015	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 30.06.2015
1	Non-Receipt of Securities	Complaint	-	-	-	-
2	Non Receipt of Annual Reports	Complaint	-	125	125	-
3	Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants	Request	-	84	84	-
4	SEBI/Stock Exchange Complaints	Complaint	-	4	4	-
5	Non Receipt of Dividend warrants	Complaint	-	42	42	-
	TOTAL		-	255	255	-

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.

The consolidated interim financial results of the Company for the quarter ended June 30, 2015 have been approved by the directors of the Company at its meeting held on July 23, 2015. The statutory auditors have expressed an unqualified audit opinion.

2.

The consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.

The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net amounting to 1,330, 294 and 1,098 for the quarter ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively, 3,637 for the year ended March 31, 2015 and is net of excise duty amounting to Nil, Nil, and 1 for the quarter ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively, 2 for the year ended March 31, 2015.

4.	Derivatives

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparties as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(In millions)

	As at
	June 30, 2015		March 31, 2015
Designated derivative instruments
Sell		$804		$836
		£228		£198
		€258		€220
	AUD	86	AUD	83
Interest rate swaps		$150		$150
Net investment hedges in foreign operations
Others		$135		$145
Non designated derivative instruments
Sell		$910		$1,304
		£97		£67
		€65		€60
	AUD	43	AUD	53
		¥490		¥490
	SGD	13	SGD	13
	ZAR	129	ZAR	69
	CAD	25	CAD	30
	CHF	10	CHF	10
Buy		$920		$790

5.

The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2015, are available on our company website www.wipro.com.

Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and High-Tech (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Other income” in the Consolidated Financial Result. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment is as follows:

TABLE 2

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Quarter ended			Year ended
	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
India	13,354	13,427	11,072	45,814
Americas	61,061	58,583	52,876	227,328
Europe	30,006	30,454	31,367	124,523
Rest of the world	19,285	19,250	17,141	75,517
	123,706	121,714	112,456	473,182

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three months ended June 30, 2015, March 31, 2015 and June 30, 2014, and year ended March 31, 2015.

 Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.
b)

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Other income” in the Consolidated Financial Result.

c)

Revenues include excise duty of Nil, Nil, and 1 for the quarter ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively, 2 for the year ended March 31, 2015. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of Income from operation in the Consolidated Financial Result).

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)

For evaluating the performance of the individual operating segments, amortization of customer and marketing related intangibles acquired through business combinations are reported in reconciling items.

h)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

6.

The Company has granted 2,747,400, Nil, 2,485,000 options under RSU Options Plan and 1,487,700, Nil, 1,688,500 options under ADS Options Plan during the quarter ended June 30, 2015, March 31, 2015 and June 30, 2014 and 2,480,000 options under RSU Options Plan and 1,689,500 options under ADS Options Plan during the year ended March 31, 2015.

7.	Business Combination

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc., a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,420 (Canadian Dollars 204 million). ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

As part of conclusion of certain closing conditions, 349 had been reduced from the purchase price. Consequently, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

 The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash	71	-	71
Property, plant & equipment (including capital work-in-progress and software)	1,689	(278)	1,411
Trade receivables	210	-	210
Other assets	296	-	296
Customer related intangibles	-	8,228	8,228
Liabilities
Trade payables and accrued liabilities	(798)	-	(798)
Deferred income taxes, net	(138)	(2,017)	(2,155)
Total	1,330	5,933	7,263
Goodwill			3,808
Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

8.	Subsequent event

Subsequent to the period end, on July 9, 2015, the Company entered into a definitive agreement to acquire Designit A/S (“Designit”), a global strategic design firm specializing in designing transformative product-service experiences, for a total purchase consideration of approximately EURO 85 million, including a deferred earn-out component. The acquisition strengthens the Company’s move to evolve its Digital offerings. The acquisition is subject to completion of customary closing conditions.

9.	Stand-alone information (Audited)

Particulars	Quarter ended			Year Ended
	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015
Income from Operations (Net)	109,276	106,515	101,041	416,350
Profit before tax	25,620	27,346	26,434	105,570
Profit after tax	19,882	21,416	20,672	81,931

	By Order of the Board,	WIPRO LIMITED
	for Wipro Ltd.	Regd. Office: Doddakannelli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore – 560 035.
Date: July 23, 2015	Chairman	www.wipro.com

CIN: L32102KA1945PLC020800;

Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore–560035, India

Website: www.wipro.com; Email id – info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054